Mr Larry Spirgel
Assistant Director
Division of Corporation Finance
Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549
6 July 2007
Re. British Sky Broadcasting Group plc
Form 20-F for the Fiscal Year Ended 30 June, 2006
Filed July 31, 2006
File No. 1-13488
Dear Mr Spirgel,
We are writing in response to your comment letter dated June 14, 2007, relating to the Annual Report of British Sky Broadcasting Group plc (the “Group”) on Form 20-F for the fiscal year ended 30 June, 2006 (the “2006 Form 20-F”). For ease of reference, the numbered responses below correspond to the numbered paragraphs of the comments letter. In order to assist in your review process, we have set forth the Staff’s comment followed by our responses.
The Group is currently preparing its Annual Report on Form 20-F for its fiscal year ended 30 June, 2007 (the “2007 Form 20-F”), which we currently expect to file by the end of July 2007. With your agreement, we would propose that the additional disclosures that we propose making in this letter be included in the 2007 Form 20-F, rather than as amendments to the 2006 Form 20-F. We suggest that this would be appropriate insofar as the additional disclosures would provide additional clarification, rather than correcting material errors or omissions in any prior filing.
Programming, page 50
1. In your statement herein and on page 57, you attribute (in part) a decrease in programming costs to the “phasing of title delivery” and the “timing of individual programming agreements.” Please tell us in detail what you mean. Citing the authoritative accounting guidance, please state when title delivery occurs and when programs are available for transmission as addressed on page 98. Tell us the conditions for recognising programming costs (or otherwise recognition of programming-related costs) and related revenues.
Amortization of Programming Inventory, page 60
3. Please disclose and tell us what type of programming inventory requires judgement in assessing the amortization period. Also, disclose and tell us why you may not be able to determine the programming benefit period at the initial recognition of the programming inventory.
1.(h)(i) Acquired and commissioned television programme rights, page 99
9. Citing the pertinent accounting literature, tell us your basis for not recording the inventory and liability associated with “television programme rights not yet available for transmission.” Please tell us and disclose the restrictions for such transmissions and when your legal rights arise.
10. Please tell us how you determine the “expected profile of transmission” in connection with the general entertainment programme costs.
British Sky Broadcasting Group plc, Grant Way, Isleworth, Middlesex TW7 5QD
Call 0870 240 3000 Fax 0870 240 3060 Visit Sky.com
Registered in England No. 2906991. VAT Registered No. 440 6274 67

Response
Because comments 1, 3, 9 and 10 are related, we believe it is appropriate to respond to these comments in a combined section.
Initial recognition of programming inventory in the balance sheet
As stated in Note 1.(h)i. Accounting policies — Acquired and commissioned television programme rights, to the Group’s audited financial statements, in the 2006 Form 20-F (the “2006 Financial Statements”):
“Programme rights are recorded in inventories when the programmes are available for transmission. Contractual obligations for television programme rights not yet available for transmission are not included in inventories...”
International Financial Reporting Standards, including International Accounting Standards and interpretations issued by the International Accounting Standards Board and its committees (collectively, hereinafter referred to as “IFRS”), do not include specific guidance regarding accounting by broadcasters. Consequently, in developing this accounting policy, the Group considered Statement of Financial Accounting Standard No. 63, Financial Reporting by Broadcasters (“Statement 63”) as permitted by paragraphs 10 — 12 of International Accounting Standard 8 (revised) — Accounting Policies, Changes in Accounting Estimates and Errors (“IAS 8”). Paragraph 3 of Statement 63 lists the conditions that must be satisfied for a licensee to report an asset and a liability for the rights acquired and obligations incurred under a license agreement. The Group considers a programme to be available for transmission when all of these conditions have been satisfied, and at that point includes the programming in inventories.
Substantially all the programming rights acquired by the Group are subject to contractual restrictions on broadcast. These restrictions generally arise because the Group is only permitted to broadcast certain programming during a defined licence period. Within that licence period, the Group has the right to broadcast the content for either a fixed or unlimited number of times.
If the Group has entered into a contract for programming but the Group does not judge the programming to have met the recognition requirements of Statement 63 paragraph 3, a contractual obligation is recorded (See Note 26 to the 2006 Financial Statements: Contracted commitments, contingencies, and guarantees), with any advance cash payments relating to this programming being recognised as prepayments.
In view of the Staff’s comments, the Group proposes to include the following enhanced disclosure in the Accounting policies — Inventories, Acquired and commissioned television rights in the 2007 Form 20-F:
“Programming rights are included as inventories when the legally enforceable license period commences and all of the following conditions have been met: (a) the cost of each programme is known or reasonably determinable; (b) the programme material has been accepted by the Group in accordance with the conditions of the rights, and (c) the programme is available for its first showing. Prior to being included in inventories, the programming rights are classified as “television programme rights not yet available for transmission” and not recorded on the Group’s balance sheet.”
Subsequent recognition of programming expense in the income statement
The amount of programming expense recognised in a particular period is based on the type and value of programming aired by the Group during that period. Note 1.(h)i. Accounting policies — Inventories, Acquired and commissioned television programme rights to the 2006 financial statements explains that the Group’s expense recognition for programming is based on the profiles associated with the types of programming. As with initial recognition of programming inventory, in the absence of specific IFRS guidance in this area, the Group follows paragraphs 5 and 6 of Statement 63 in determining the appropriate period and value of amortisation of programming inventory.
In the Financial and Operating Review section of the 2006 Form 20-F, the reduction in programming costs in the year ended 30 June, 2006 compared to the prior year for Sky Movies channels was explained by reference to, “...savings generated from... the phasing of title delivery...”. The “phasing of title delivery” refers to the relative timing of licence period start dates for our portfolio of movies. The beginning of the licence period for individual movies is dependent on when the movie studios complete production, the release dates of movies in cinemas and on DVD, and therefore it is common to have periods where many licence periods begin and periods when few licence periods begin. This has a consequent effect on the amount of amortisation across a portfolio of licence rights. Similarly, when we stated that minor fluctuations in programming expense may arise in the future depending upon the “timing of individual programming agreements”, we were explaining that the relative timing of licence period start dates for our movies portfolio may differ year on year, leading to fluctuations in programming expense. In order to enhance our disclosure in our 2007 Form 20-F, we will replace these phrases with less ambiguous terms.

Judgement in the determination of the amortisation of programming inventory
The Group applies a degree of judgement in assessing the appropriate amortisation period for the entire programming inventory. The policy established by management for amortising our programme inventory, as disclosed in Note 1.(h)i. Accounting policies — Inventories, Acquired and commissioned television programme rights, requires judgement as to the period of time, and manner in which the Group obtains value from the programming inventory.
The nature of our established policy for amortisation of Movies, News and Sports requires substantially less judgement than for General Entertainment for which amortisation requires an assessment of the expected value profile on transmission of the initial broadcast and of the value profile for the initial broadcast and repeat broadcasts. In determining the expected value profile for General Entertainment programming, the Group needs to determine its expectation as to how many times the programming will be broadcast and the expected value the Group should attribute to each of these broadcasts. To form this judgement, the Group considers, inter alia:
•	expectations as to the number of viewers a programme is likely to achieve on repeat broadcasts over the contractual broadcast window (this is usually based on historical experience of viewing figures for comparable programming, and the initial expectation of when the repeat broadcast will be scheduled for broadcast);

•	the alternative programming available for scheduling by the Group;

•	the potential marketing benefits related to the scheduling of certain programming; and

•	the Group’s assessment of its competitors’ scheduling intentions.
We propose to revise our discussion of our critical accounting policies section in the 2007 Form 20-F as follows:
“The key area of accounting for programming inventory requiring judgement is the assessment of the appropriate profile over which to recognise amortisation in the income statement. This assessment requires the Group to form an expectation of the number of times a programme will be broadcast and the value associated with each broadcast.
For General Entertainment programming, in order to perform this assessment, we consider the expected number of viewers a programme is likely to achieve on repeat broadcast, the alternative programming available to the programming scheduler, the potential marketing benefits relating to the scheduling of certain programmes and the Group’s assessment of its competitors’ scheduling intentions when determining the amount of programme expense to recognize for each broadcast. Acquired movie rights are amortised on a straight-line basis over the period of the transmission rights. Where contracts for Sports rights provide for multiple seasons for competitions, they are amortised on a straight-line basis across the season or competition as our estimate of the benefits received from these rights is determined to be most appropriately aligned with a straight-line amortisation profile.”
Revenue recognition
The Group follows the criteria for recognising revenue from the provision of services as set forth in International Accounting Standard 18 — Revenue paragraph 20. As described in Note 1 Accounting policies note (n) — Revenue recognition to the 2006 Form 20-F, revenue from the provision of subscription services is recognised as the goods or services are provided, net of any discount given. “Provided to subscribers” means that the programming is available for subscribers to watch, regardless of whether the subscribers actually watch the programming. Customers are liable for a monthly subscription fee, which varies depending on the package of programming they have subscribed to. Cable revenue is recognised as the services are provided to cable broadcasters, and is based on the number of cable subscribers taking our channels and the applicable rate card.

Liquidity and Capital Resources, page 53
2. We note your statement that “net debt is a non-GAAP measure that gives a more relevant indication of your underlying financial position.”
Please disclose the following:
•	the manner in which management uses net debt evaluate your financial position

•	the economic substance behind management’s decision to use such a measure

•	the material limitations associated with the use of net debt; and

•	the manner in which management compensates for these limitations when using net debt.
Response
In response to your comment, the Group proposes to disclose the information below in the Liquidity and capital resources section of its 2007 Form 20-F:
“The Group refers to net debt in discussing its indebtedness and liquidity position. Net debt is a non-GAAP measure that management uses to provide an assessment of the overall indebtedness of the Group. The most similar IFRS GAAP measures are Current and Non-current borrowings.
Management uses net debt to calculate and track adherence to the Group’s borrowing covenants as disclosed in Note 21 Borrowings and non-current other payables. In addition, management monitors the Group’s net debt position because net debt is a commonly used measure in the investment analyst community and net debt is a key metric used by Moody’s and Standard & Poor’s in their assessment of the Group’s credit rating. As such, management makes decisions about the appropriate investing and borrowing activities of the Group by reference to, amongst other things, net debt.
The Group believes this disclosure, along with the reconciliation included within the Liquidity and capital resources section complies with the requirements of Item 10 paragraph (e) of Regulation S-K.
3. For the Group’s responses to comment 3, please see comment 1.

Note 1(a) Statement of compliance, page 95
4. The Securities and Exchange Commission Release No. 33-8567 “First-Time Application of International Financial Reporting Standards” permits IFRS adopters to present only two years of audited IFRS financial statements instead of three years for their first year of reporting under IFRS. To be eligible for this accommodation, a Group must disclose explicitly in its filing that its financial statements comply with IFRS as published by the IASB. You disclose that your financial statements have been prepared in accordance with International Financial Reporting Standards as adopted for use in the European Union. Please tell us if you have any reconciling items between IFRS as endorsed by the EU and IFRS as published by the IASB and why you believe your current disclosure qualifies you for this accommodation.
Response
The Group’s 2006 financial statements have been prepared in accordance with IFRS as published by the IASB, in addition to IFRS as adopted for use in the European Union. For the avoidance of doubt, there are no reconciling items between IFRS as endorsed by the EU and IFRS as published by the IASB that are relevant to the Group.
In the Group’s financial statements to be included in its 2007 Form 20-F, the Group proposes to include the following disclosure in the Accounting policies — Statement of compliance note:
“The consolidated financial statements have been prepared in accordance with IFRS as adopted for use in the European Union (“EU”), the Companies Act 1985 and Article 4 of the IAS Regulations. In addition, the Group also complied with IFRS as issued by the IASB.”
Note 1 (d). Foreign Currency Translation, page 96
5. We note that any exchange differences arising are classified as equity and transferred to the Group’s foreign exchange reserve. We are unable to find the subject reserve in your shareholders’ equity accounts as set forth on page 132. Please advise us.
Response
The Group has no material foreign operations that have a functional currency other than the pound sterling, the Group’s presentational currency. As a consequence, because the foreign currency translation reserve had an immaterial balance of less that £100,000 at 30 June, 2006 and 30 June, 2005, no disclosure was made.
In the Group’s financial statements to be included in the 2007 Form 20-F, the Group proposes to include the following disclosure (to the extent that it is still applicable) within the Reconciliation of shareholders’ equity note:
“The Group’s foreign currency translation reserve is included within other reserves and was less than £1 million as at 30 June 2007 (30 June 2006: Less than £1 million)”.
Note1 (e) Derivatives that qualify for cash flow hedge accounting, page 96
6. Please tell us and disclose the quantitative measures you use to assess effectiveness of the cash flow hedges at inception.
Response
The Group’s cash flow hedges are structured such that the principal terms of the hedge match the terms of the underlying hedged items. Consequently, such hedges are deemed prospectively effective at inception in line with the guidance provided in paragraph AG108 of IAS 39 — Financial Instruments: Recognition and Measurement (“IAS 39”). Other than the above, no quantitative measures are therefore used by the Group to assess the effectiveness of its cash flow hedges at inception.
In the Group’s financial statements to be included in the 2007 Form 20-F, the following disclosure will be included in the Accounting policies — Derivatives financial instruments and hedging activity note clarifying this:

“At inception, the effectiveness of the Group’s cash flow hedges is assessed through a comparison of the principal terms of the hedging instrument and the underlying hedged item.”
7. We note that there are circumstances where only the intrinsic value of a derivative is designated as a cash flow hedge and this hedge is initially recognised in the hedging reserve. Please tell us in detail the circumstances in which this occurs and why the accounting is appropriate under IFRS and US GAAP.
Response
The circumstance described above may arise when the Group hedges a portion of its foreign currency programming costs using zero cost currency collars. The fair value of these currency options comprises two components: an intrinsic value (i.e., the current spot rate versus the strike rate on the option) and a time value (i.e., the potential for gains or losses to be made between the measurement date and the expiry date of the option as exchange rates continue to fluctuate).
The Group designates such options as hedges of foreign exchange risk in forecast transactions for programming costs in accordance with IAS 39 paragraph 86(b) and Statement 133 — Accounting for Derivative Instruments and Hedging Activities, paragraph 28. As allowed by IAS 39.74 (a) and FAS 133.63(a), the Group documents and assesses the effectiveness of these hedging relationships with option contracts based on changes in the option’s intrinsic value. The change in the time value of the option contract is excluded from the assessment of hedge effectiveness and charged/credited to the income statement, together with any other ineffectiveness.
8. We note that the ongoing effectiveness of your cash flow hedges is assessed using the dollar-offset approach, with the expected cash flows of hedging instruments being compared to the expected cash flows of the hedged items. Please tell us whether there were any instances where you failed the dollar-offset (i.e. you fell out of the 80%-125% range) yet you still concluded the relationship was highly effective and continued hedge accounting under IFRS and US GAAP. If so, tell us your accounting basis for continuing hedge accounting for these cash flow hedges under IFRS and US GAAP.
Response
There were no instances where the Group’s hedging instruments failed the dollar-offset (i.e., fell out of the 80% to 125% range) during any of the reporting periods presented in the 2006 Form 20-F and therefore no instances where we concluded that the hedge relationship remained highly effective and continued hedge accounting under either IFRS or US GAAP.
9. For the Group’s responses to comments 9, please see comment 1.
10. For the Group’s responses to comments 10, please see comment 1.

Note 1 (i)(ii) Trade and other receivables, page 100 and 1(i)(v) Trade and other payables, page 100
11. You measure trade receivables and payables at amortised cost using the effective interest method. We note that you do not have a reconciling item for this accounting in the US GAAP reconciliation. Please tell us why this accounting is appropriate under US GAAP. Refer to APB 21.
Response
Substantially all “Trade and other receivables” and “Trade and other payables” have no stated interest rate and are therefore, as disclosed in Note 1(i) (ii) and (v), “measured at the original invoice amount if the effect of discounting is immaterial”. At 30 June, 2006 and 30 June, 2005, the Group had no trade and other receivables or trade and other payables where the effect of discounting was material and, consequently, such balances were measured at the original invoice amount, consistent with US GAAP (paragraph 3 a. of APB 21 is relevant and therefore the guidance provided in this literature does not apply to the Group). No reconciling item therefore arises.
12. We note that you recognize revenue from installations and digibox sales when the services and goods are provided. Per page 13, we note that the sales price of the digibox is £299 if the customer subscribes to your services and £399 otherwise. Please tell us why your accounting is appropriate under IFRS and US GAAP. Include in your response references to the appropriate literature.
Response
The Group applies the criteria contained in EITF 00-21, Revenue Arrangements with Multiple Deliverables (“EITF 00-21”) to identify the separate units of accounting in multiple deliverable arrangements, as applicable, under US GAAP. IAS 18, Revenue (“IAS 18”), does not specify a particular methodology to allocate revenue to separate identifiable components within an arrangement. As such, the Group has applied the criteria contained in EITF 00-21 for IFRS purposes. Once the separate units of accounting are identified, the Group follows IAS 18 under IFRS, and the guidance of Staff Accounting Bulletin No. 104, Revenue Recognition under US GAAP, to determine the timing of revenue recognition for each element identified in the arrangement.
Page 13 refers to High Definition (“HD”) digibox sales prices. The Group sells HD digiboxes both with a subscription service and on a stand-alone basis. When sold with a subscription service, the arrangement normally includes the HD digibox, installation, and the subscription service. As noted by the Staff, the retail list price for the HD digibox when sold with subscription is £299 and £399 when sold on a stand-alone basis. However, the consideration received for the HD digibox is generally less than the retail list price due to promotional discounting.
Our accounting analysis under EITF 00-21 for these arrangements is as follows:
•	The HD digibox, installation, and the subscription service represent separate units of accounting in accordance with paragraph 9 as all deliverables have value to the customer on a stand-alone basis;

•	The Group allocates the arrangement consideration to installation and the subscription service under the relative fair value method prescribed by paragraph 12 using vendor-specific objective evidence (“VSOE”) of fair value as contemplated by paragraph 16;

•	The Group allocates the arrangement consideration to the HD digibox under the relative fair value method prescribed by paragraph 12 using third party evidence of fair value as contemplated by paragraph 16. The Group does sell the HD digibox on a stand-alone basis. However, this is not considered to be evidence of fair value because stand-alone sales by the Group were not made regularly during the year ended 30 June, 2006.
In accordance with paragraph 14, the amount of revenue the Group recognises upon installation is limited to the cash received when the relative fair value of the HD digibox exceeds the cash received, as any additional amounts to be received from the customer are contingent upon the Group supplying the subscription service.
As an example, the relative fair value calculation of a common HD package is illustrated as follows:

	Cash
	consideration	Fair value		Relative fair value

HD digibox	£249	£299	*	£287

Installation	£60	£50	**	£48

Annual Subscription	£642	£642	***	£616

	£951	£991		£951

*	The Group has third party evidence of the fair value for the HD digibox based on the price charged for an identical stand-alone HD digibox by a third party provider.

**	The Group has vendor specific objective evidence of the fair value for installation service as customers regularly purchase installation on a stand-alone basis.

***	The Group has vendor specific objective evidence of fair value for the subscription service as the customer purchases subscription on a stand alone basis when they renew their subscription in year two.
As delivery of the HD digibox and installation occur on the same day, the revenue recognised for the delivered elements in the arrangement above is limited to the cash received of £309. The subscription consideration is then recognised as the service is provided over the life of the contract.
When sold on a stand-alone basis by the Group, revenue is recognised for the HD digibox, sold at £399 net of any discounts, when it is delivered to the customer.
Note 1 (t) Reportable segments, page 103
13. We note that you supply certain channels to cable operators and you provide pay television broadcast service in the UK and Ireland. Please tell us in more detail the factors you considered in concluding that you have no reportable segments within your business under IAS 14 and US GAAP.
Response
The Group respectfully advises the Staff that in assessing its segment disclosure under IAS 14 - Segment Reporting (“IAS 14”), it first assessed its primary and secondary reporting segments, identifying that its primary reporting format is business segments as the risks and rates of return of the Group are affected predominantly by differences in the products and services it produces. The Group then reviewed its business to identify business segments (Broadcast, Sky Bet & Easynet enterprise) and geographic segments (UK & Ireland and Continental Europe) using the guidance of IAS 14 paragraph 9.
Having identified individual business and geographic segments, the Group then assessed whether these segments constituted reportable segments under IAS 14 paragraph 35. Based solely on a quantitative analysis the Group concluded that it would have only one reportable business segment (Broadcast) and one reportable geographic segment (UK & Ireland). In both instances, these segments constituted substantially all of the Group’s revenue, results, assets/liabilities and cash flows. For information, 97% of the Group’s revenue is derived from Broadcast and 99% from the UK & Ireland for the year ended 30 June 2006.
The Group therefore considered the guidance of IAS 14 paragraph 15, in particular the qualitative requirements for disclosing separate reportable segments, and concluded that providing this information gave no additional relevant or reliable information to the users of the financial statements when they were considering the risks and returns of the Group overall. Accordingly, the Group believes that any information disclosed for the Broadcast or UK & Ireland reportable segments would not provide information that is not already determinable on an aggregated basis.
The Group acknowledges that its accounting policy footnote for segmental reporting should be enhanced to address the matters discussed above and, accordingly proposes the following disclosure in the 2007 Form 20-F:

“A reportable segment, as defined by IAS 14, is a distinguishable business or geographical component of the Group, that provides products or services, that are subject to risks and rewards that are different from those of other segments. The Group considers its primary reporting format to be business segments. The Group considers that it has only one reportable segment, being the Broadcast segment, and only one reportable geographical segment, being the UK and Ireland segment. As the revenue, results, assets and cash flows of its only reportable business and geographical segments are substantially similar to those of the consolidated Group, no separate analysis has been provided.”
Under US GAAP, the Group follows a management approach to segment identification as prescribed by the guidance in paragraph 10 of Statement 131, Disclosures about Segments of an Enterprise and Related Information. The monthly financial information used by the Group’s chief operating decision maker to assess performance and make resource allocation decisions contains revenue by product and services, but all other measures, including operating expense, operating profit and total assets, are reported on a combined basis. In line with the conclusion under IAS 14, as discrete financial information including a measure of profit or loss is not used by the chief operating decision maker, outside of the Group consolidated results there is deemed to be no separate reportable segment under US GAAP.
Note 6. Audit fees, page 108
14. Please tell us the factors you considered in concluding that the customer management systems development services provided by your auditors, Deloitte & Touche LLP, did not impact their independence under Rule 2-01 ( c)(4)(ii) of Regulation S-X.
Response
Deloitte & Touche LLP (“Deloitte”) were engaged to perform work on the Group’s customer management systems (“CMS”) between fiscal year ended 30 June, 2003 and fiscal year ended 30 June, 2007. This engagement has now completed. Specifically, these services included assistance in:
•	the analysis of the requirements for the new system:
•	Core call centre processes (with telephony/workstation integration)

•	Order processing

•	Document management and correspondence

•	Enterprise reference data management

•	User provisioning and maintenance

•	Multi-channel processing.
•	the design of new commercial business processes.

•	the provision of ‘People and Change’ solutions — designed to ensure that the business had planned properly for the implications of its objectives on its 9,500 strong workforce. This included:
•	Impact assessments

•	Beta testing

•	Training — both e-learning and face to face training

•	Communications / stakeholder management

•	User migration planning.
In each year of the engagement, the Group assessed whether the above services to be provided by Deloitte would impair their independence and, in doing so, considered the following factors:
•	the nature of the services to be provided was such that the results of these services would not be subject to audit procedures during the audit of the Group’s financial statements;

•	Deloitte did not directly or indirectly operate or supervise the operation of the Group’s information system or manage the Group’s local area network for each specific service performed; and

•	Deloitte did not design or implement those elements of the customer management systems which would aggregate source data underlying the financial statement or generate information that is significant to the Group’s financial statements or other financial information systems taken as a whole.

On the basis of this assessment, the Group concluded that the CMS development services provided by Deloitte did not impact Deloitte’s independence under Rule 2-01(c)(4)(ii) of Regulation S-X. Following this determination, the services were pre-approved by the Group’s Audit Committee, in line with the Group’s internal policy on the Use of Auditors for Non-Audit Services.
Note 11(iii) Broadcast, page 113
15. We note that you estimate the recoverable amount for the Broadcast CGU on the basis of the difference between the quoted market value of the Company and the value in use of the Group’s other cash generating units less estimated cost to sell. Tell us if the other cash generating units also included the Broadband enterprise which was addressed in the following section. Citing your basis in the accounting literature under IAS, tell us why it is appropriate to determine your Broadcast CGU by assigning the residual value of your entity to it. Also, tell us whether the Broadcast CGU is a reporting unit under US GAAP. If so, tell us why the residual method is appropriate in determining the fair value of the reporting unit under SFAS 142.
Response
The Broadband enterprise cash generating unit was included within “other cash generating units” referred to in Note 11(iii) of the 2006 financial statements and was addressed in Note 11(iv).
Pursuant to paragraph 23 of IAS 36 — Impairment of Assets (“IAS 36”), companies are permitted to use estimates and computational short cuts where such estimates and computational short cuts provide reasonable approximations of detailed computations for determining fair value less costs to sell or value in use. Furthermore, paragraph 26 of IAS 36 states that where an asset is traded in an active market, fair value less costs to sell is the asset’s market price less the costs of disposal. The Group believes that as the Broadcast cash generating unit (“CGU”) represented the substantial part of the Group’s business as at and for the year ended 30 June, 2006, assigning the residual value of the entity based on the Group’s quoted market value (less estimated costs to sell) represented a reasonable approximation to its fair value less costs to sell. The Group also notes that following IAS 36 BCZ18 which states that value in use is a reasonable estimate of fair value where no deep and liquid market exists, the value in use calculations supporting the non-broadcast CGUs also approximates their fair value.
The Group will use, and disclose the use of, a value in use calculation for the Broadcast CGU in the Group’s financial statements included in the 2007 Form 20-F.
The Group confirms to the Staff that the Broadcast CGU is a reporting unit under US GAAP. Following the guidance of Statement 142 — Goodwill and other intangible assets a value in use calculation was performed for the Broadcast CGU at 30 June, 2006 and did not give rise to an impairment of goodwill. Going forward, as noted above, the Group will disclose the fact that such a value in use calculation is performed.

Note 16 (ii) Unrecognized deferred tax assets, page 118
16. We note that you had not recognized a deferred tax asset in respect of overseas trading losses. Please tell us the nature and extent of the trading losses and the circumstance in which they occurred.
Response
As disclosed in Note 16.ii) Deferred tax — Unrecognised deferred tax assets to the 2006 financial statements, as at 30 June, 2006 the Group had unrecognised deferred tax assets of £169 million, of which £64 million related to trading losses in the Group’s German holding companies of KirchPayTV and £105 million related to trading losses within overseas businesses purchased during the fiscal year which entirely related to subsidiaries of Easynet Group plc.
KirchPayTV was a joint venture broadcasting operation in Germany, held through a series of Group-owned German holding companies. The joint venture incurred significant trading losses throughout its existence, and final insolvency proceedings were commenced in August 2002 and have not yet concluded. Of these losses, Euro 373 million was recorded in our German holding companies. We continue to own the now dormant German holding companies. These losses do not expire under current tax legislation. The Group has no ongoing operations in Germany and, pursuant to IAS 12 - Income Taxes (“IAS 12”) paragraphs 24, 34, 37 and 56, management concluded that there was insufficient taxable profit available against which the losses could be utilised.
The trading losses within subsidiaries of Easynet Group plc relate to a number of loss making European subsidiaries. These businesses were acquired by the Group in the 2006 fiscal year and were forecast to continue to be loss making post acquisition; again, following the guidance in IAS 12 paragraphs 24, 34, 37 and 56, no deferred tax asset was recognised.
During the current financial year, the Group identified that an amendment of £81 million to the unrecognised overseas deferred tax position for Easynet Group plc at 30 June 2006 is appropriate (reported number: £105 million, amended number: £24 million). This amendment has been considered, quantitatively and qualitatively by management, in light of the guidance in Staff Accounting Bulletin 99 — Materiality. Management has concluded that this amendment is immaterial to the financial statements overall; appropriate revisions will be made in the financial statements to be included in the 2007 Form 20-F.
Note 18. Trade and Other Receivables, page 119
17. Please tell us the nature of prepayments and why it is included in the line item, “Trade and other receivables”. Also, tell us why the prepayments due in more than one year are considered current assets.
Response
Prepayments primarily relate to amounts paid in advance for sports and movie programming rights and for transponder capacity related to the Group’s satellite operations. The Group considers the inclusion of prepayments as part of “Trade and other receivables” to be consistent with the guidance provided in paragraphs 68 through 75 of International Accounting Standard 1 — Presentation of Financial Statements (“IAS 1”). Furthermore, prepayments due in more than one year are classified as current assets in accordance with the guidance provided in paragraph 57(a) of IAS 1.

Note 22. Interest rate risk, page 125
18. We note that on cross-currency swaps, if forecast transactions are no longer expected to occur, any amounts included in the hedging reserve related to the forecast transaction are recognised directly in profit and loss. Please tell us your basis for concluding that a forecast transaction may not be expected to occur. Refer to paragraph 101 (c) of IAS 39.
Response
Cross currency swaps are only used to hedge recognised borrowings denominated in foreign currencies. Given the nature of the cross currency swaps entered into, the Group has not encountered, nor does it anticipate, any circumstances where a forecast cross currency swap transaction may not be expected to occur.
On the basis of the above the Group proposes to remove the sentence from Note 22 — Derivatives and other financial instruments in its 2007 Form 20-F that relates to the accounting for transactions that are no longer expected to occur.
Note 23 Share capital, pages 129-132
19. Refer to your disclosure herein that Executive Share Option Scheme “options may be exercised in the final year before their lapsing date, regardless of meeting performance criteria... for those options with performance conditions, growth in EPS has to exceed growth in the Retail Prices Index plus 3% per annum in order for awards to vest.” In this regard, we note your accounting policy on page 102 in which you state that “the total amount recognized in the income statement as an expense is adjusted to reflect the actual number of awards that vest.” Please tell us how your accounting policy complies with paragraphs 19 and 21 of IFRS 2.
Response
We respectively advise the Staff, that none of the performance conditions in the Executive Share Option Scheme terms, including the growth in EPS, the inclusion of a retail price index and the service period requirements, are considered a market condition pursuant to IFRS 2 and, therefore, the Group accounts for this scheme by following the guidance of IFRS 2 paragraph 19.
In this way, the Group estimates the fair values of the options at the date of grant, without considering the vesting conditions, and recognises the calculated fair value over the vesting period (being the term over which the performance criteria are required to be met). At the end of each subsequent period the Group revisits its assumption of the number of options that it expects to vest (based on the Group’s historical experience of employees leaving the Group and the expectation of meeting the performance criteria) and adjusts the charge accordingly.
We note that in the past all performance criteria attached to options granted by the Group under the Executive Share Option Scheme have been achieved. As a result, all options have vested over a period of up to 4 years from the date of grant. It has not therefore been necessary to continue to consider the employment vesting criteria for these options after the initial vesting period.

20. Please refer to the share awards tables on page 131. Tell us why it is appropriate to aggregate the information required under paragraphs 45 (b)-(d) of IFRS 2 for all your share options schemes. It appears that the information aggregates the share option schemes of employees, managers, Executive Directors and Senior Executives.
Response
We note the Staff’s comment, and we respectfully refer to the illustrative disclosure of IFRS 2 IG23. We believe that following this guidance, along with that provided in IFRS 2 paragraphs 45 (b) to (d) there is no requirement to disaggregate the disclosure for each of our share option schemes.
21. Please disclose the information required in paragraphs 50-51 of IFRS 2.
Response
The Group notes the Staff’s comment, and respectfully refers the Staff to Note 7.a) Employee benefits and key management compensation — Group employee benefits, where the total costs of employee share option schemes have been disclosed. As disclosed in footnote (i) to the aforementioned table, this expense relates entirely to equity-settled share-based payments under IFRS.
In the Group’s financial statements to be included in the 2007 Form 20-F, the Group proposes to include the following additional disclosure within the Employee benefits and key management compensation note, if still applicable:
“The Group had £X million of liabilities in respect of share-based payment transactions at 30 June, 2007 (2006: nil)”.

Note 32(i)(9) Consolidated Balance Sheets, page 160
22. To help us understand the changes in stockholders’ equity under U.S. GAAP, please present a roll forward of stockholders’ equity under US GAAP, including comprehensive income. Additionally, disclose the number of shares authorized, issued, and in the treasury, as appropriate.
Response
The Group has set forth below, and will also include in the financial statements in the 2007 Form 20-F US GAAP reconciliation, the following roll forward of stockholders’ equity under US GAAP, including comprehensive income.

	As at 30 June
	2007*	2006	2005
	£m	£m	£m
Stockholders’ equity at the beginning of the year	759	818	812

Dividends	[XXX]	(191)	(140)
Purchase of own shares for cancellation	[XXX]	(408)	(416)
Share-based payments (net of tax)	[XXX]	14	(2)
Shares (disposed) repurchased by the Group	[XXX]	7	(2)

Comprehensive income:
Profit for the financial year	[XXX]	551	577
Cash flow hedges (net of tax)	[XXX]	(32)	(11)
Total comprehensive income	[XXX]	583	566

Stockholders’ equity at the end of the year	[XXX]	759	818

*	To be updated as appropriate in the 2007 Form 20-F.
The number of shares authorised and issued are disclosed in Note 23. Share capital, to the financial statements as at and for the year ended 30 June, 2006. In addition, Note 24. Reconciliation of shareholders’ equity provides a roll forward of the shares held by the Group’s ESOP; such shares represent shares held in treasury by the Group.
In the 2007 Form 20-F, the Group proposes to include the following disclosure (to the extent that it is still applicable) in the Summary of differences between IFRS and US GAAP note:
“Under US GAAP, the ESOP reserve represents all shares held in treasury by the Group”.

We confirm that the Group is responsible for the adequacy and accuracy of the disclosures in its filings; that Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filings; and that the Group may not assert Staff comments as a defence in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.
On behalf of British Sky Broadcasting Group plc, we thank you for your consideration of our responses. Please let us know if you have any further comments or require any further information or clarification.
Sincerely,
Jeremy Darroch
Chief Financial Officer
British Sky Broadcasting Group plc, Grant Way, Isleworth, Middlesex TW7 5QD
Call 0870 240 3000 Fax 0870 240 3060 Visit Sky.com
Registered in England No. 2906991. VAT Registered No. 440 6274 67